m-real

M-real Corporation
Stock Exchange Release

29 September, 2008
1 (3)

M-real sells its Graphic Papers Business Area

Metsäliitto Group's subsidiary, M-real Corporation, has today, on 29 September 2008, signed an agreement to sell its Graphic Papers Business Area to the South African Sappi Limited for an enterprise value of EUR 750 million. The transaction consideration consists of EUR 500 million in cash and assumed debt, EUR 200 million vendor loan note from Sappi to M-real and EUR 50 million of newly issued shares in Sappi. After the closing of the transaction, M-real's net debt will decrease approximately by EUR 630 million.

The sale comprises the Kirkniemi and Kangas mills in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland, with total capacity of 1.9 million tons. As part of the transaction, M-real and Sappi have also entered into a long-term agreement on the supply of pulp and BCTMP and other smaller services and supplies.

Of the Graphic Papers Business Area's units, the paper mills in Hallein, Gohrsmühle, Reflex and Äänekoski as well as the Husum mill's paper machine 8 will remain in M-real's ownership. The Äänekoski paper mill and the Husum mill's PM8 will after the closing of the transaction continue production for Sappi under a long-term contract.

M-real plans to discontinue the production of standard coated fine paper in the Hallein and Gohrsmühle mills. As a result of this plan, the coated fine paper capacity in Europe is expected to be reduced by approx. 0.6 million tons. M-real continues to investigate various options for the development of the Hallein mill with selected partners. M-real's intention is to develop Gohrsmühle and Reflex mills together as the speciality paper unit as well as to extend uncoated fine paper production in Gohrsmühle.

"We have taken a major step in our strategic review, and we are very satisfied to announce this deal. The transaction will significantly improve M-real's future prospects and is the first major step in the European paper industry consolidation in the 21st century. The operating environment of the industry will improve which will be beneficial also for M-real as a future shareholder in Sappi," comments **Kari Jordan**, Chairman of the M-real Board of Directors, on the sale of the Graphic Papers Business Area.

The transaction is expected to reduce M-real's annual sales by approximately EUR one billion. The operating result of the units included in the transaction was about EUR 30 million negative in the first half of 2008.

M-real is one of Europe's leading producers of paperboard and paper. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's global sales network serves the needs of publishers, printing houses, well-known brand owners and folding carton printers, merchants and offices.

M-real is part of Metsäliitto Group and is listed on the OMX Nordic Exchange Helsinki. In 2007, M-real's sales totalled EUR 4.4 billion. M-real has over 9,000 employees.

"M-real will now become a more profitable and clearly more focused board and paper company with a strong core in high-quality packaging boards. The transaction signed today shows our commitment to improving the operating environment of our industry as a whole. M-real continues the strategic review of its remaining paper businesses. Also the internal corporate structure will be reviewed based on the new situation. The completion of this transaction will reduce our debt level and further improve our financial situation. The improvement of operating profit and reduction in financial costs will have a positive impact of approximately EUR 120 million on our annual result before taxes, based on the actual result in the first half of 2008," comments **Mikko Helander,** CEO of M-real, on the company's future development.

The sale is expected to be completed latest during the first quarter of 2009 subject to approvals by the Sappi's extraordinary shareholders' meeting and the competition authorities and the implementation of Sappi's planned rights offering. Sappi expects to fund the cash portion of the consideration with the proceeds of a rights offering. Citigroup Global Markets Limited ("Citi") and JPMorgan Securities Ltd. ("J.P. Morgan") have provided Sappi with a standby equity underwriting letter for the entire EUR 450 million rights offering. The rights offering is expected to be launched after receipt of approval from the relevant anti-trust and competition authorities.

M-real will classify the units included in the transaction as assets held for sale and will book an impairment charge and non-recurring costs of approximately EUR 225 million in total in the third quarter results of 2008. The elements of the transaction consideration are subject to minor changes due to adjustments of operating net working capital and net debt.

M-real will publish restated historical figures before the announcement of third quarter 2008 results.

Metsäliitto Group will arrange a press conference (in Finnish) for media in Espoo, Finland, Revontulentie 6, today at 8 a.m. GMT/11 a.m. Finnish time. Participating in the press conference will be Chairman of M-real Board of Directors, Metsäliitto Group President and CEO Kari Jordan, M-real CEO Mikko Helander and CFO Seppo Parvi.

M-real will arrange a conference call and webcast for analysts today at 11 a.m. GMT/2 p.m. Finnish time. Participating in the call will be CEO Mikko Helander and CFO Seppo Parvi. From the UK please dial +44 207 1620 177, from Sweden +46 8 5052 0114, and from Finland +358 9 2313 9202. The live webcast can be accessed at http://qsb.webcast.fi/mreal/

M-REAL CORPORATION

Further information:

Anne-Mari Achrén, CCO, Metsäliitto Group, tel. +358 10 465 4541
Juha Laine, VP, IR and Communications, M-real, tel. +358 10 465 4335

About Sappi Limited

A global leader in the pulp and paper industry, Sappi Limited (listed on the stock exchanges of Johannesburg, London and New York), headquartered in Johannesburg, South Africa, conducts its business through two business units, Sappi Fine Paper and Sappi Forest Products. Sappi Fine Paper operates in Europe, North America and South Africa, producing coated fine paper, uncoated graphic and business paper as well as speciality papers. Sappi Forest Products owns or manages approximately 540,000 hectares of plantations through Sappi Forests; has a fully integrated pulp, packaging paper and newsprint business through Sappi Kraft; and is a world leading producer of chemical cellulose used in the manufacture of viscose fibre through Sappi Saiccor. Sappi Trading operates a trading network for the international sales and distribution of Sappi products. Sappi has manufacturing operations in nine countries on four continents, sales offices in some 50 countries and customers in over 100 countries around the world.

NOTIFICATION PURSUANT TO CHAPTER 2, SECTION 10 OF THE FINNISH SECURITIES MARKET ACT

According to the information received today by M-real Corporation, the shareholding of Financier de l'Echiquier SA (registration number 352 045 454) has on 29 September, 2008 increased to 5.1 percent of the total share capital and to 1.6 percent of the total voting rights of M-real Corporation. The shareholding equals 5.7 percent of M-real's B-shares. In total, Financier de l'Echiquier owns 16.587.500 M-real Corporation's B-shares.

The total number of M-real shares is 328.165.612.

M-REAL CORPORATION

Further information:
CFO Seppo Parvi, tel. +358 10 465 4321

M-real is one of Europe's leading producers of paperboard and paper. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's global sales network serves the needs of publishers, printing houses, well-known brand owners and folding carton printers, merchants and offices.

M-real is part of Metsäliitto Group and is listed on the OMX Nordic Exchange Helsinki. In 2007, M-real's sales totalled EUR 4.4 billion. M-real has over 9,000 employees.